Exhibit 21.1
SIFCO Industries, Inc.
Subsidiaries of the Company
September 30, 2006

State of Jurisdiction
Subsidiary	of Incorporation
SIFCO Custom Machining Company	Minnesota
SIFCO Exports, Limited	Ireland
SIFCO Holdings, Inc.	Delaware
SIFCO Irish Holdings, Limited	Ireland
SIFCO Research and Development, Limited	Ireland
SIFCO Applied Surface Concepts	France
SIFCO Applied Surface Concepts (UK), Limited	United Kingdom
SIFCO Turbine Components Limited SIFCO Applied Surface Concepts Sweden AB	Ireland Sweden